Exhibit 99.1

4D pharma Announces Two Presentations at The Society for Immunotherapy of Cancer Annual Meeting (SITC 2022)

Leeds, UK – October 5, 2022 - 4D pharma plc (AIM: DDDD) (in administration), a pharmaceutical company leading the development of Live Biotherapeutic products (LBPs), a novel class of drug derived from the microbiome, today announces two poster presentations at the Society for Immunotherapy of Cancer’s (SITC) 37th Annual Meeting (SITC 2022), held from November 8-12, 2022. The two e-posters will be available from 2.00 pm GMT (9.00 am ET) on November 10, 2022, via the 4D pharma website at https://www.4dpharmaplc.com.

“With these two presentations at SITC 2022, 4D pharma continues to generate clinical data deepening our understanding of the mechanisms driving the activity of MRx0518 to both overcome resistance to checkpoint inhibitors, and act as a monotherapy in the treatment of solid tumors,” commented Alex Stevenson, Chief Scientific Officer, 4D pharma. “These data are further evidence of the positive effects of a single strain Live Biotherapeutic on both the human immune system and the microbiome, leading to better treatment outcomes for patients.”

Poster presentation details are as follows:

Presentation Title: Combination of MRx0518 and anti-PD-1 overcomes checkpoint inhibitor resistance via myeloid modulation

Presenting Author: Dr. June Li, Research Scientist, Department of Translational Molecular Pathology, The University of Texas MD Anderson Cancer Center

Abstract Number: 838

Presentation Title: Oral administration of MRx0518 in treatment-naïve cancer patients is associated with compositional taxonomic and metabolomic changes indicative of anti-tumorigenic efficacy

Presenting Author: Dr. Mark P. Lythgoe, Academic Clinical Fellow in Medical Oncology and Pharmacist, Imperial College London

Abstract Number: 627

On 24 June 2022, David Pike and James Clark of Interpath Advisory were appointed as administrators of 4D pharma plc. The administrators have had no oversight of or involvement in the preparation of the SITC 2022 poster presentations nor in any materials which will be circulated in advance of or during SITC 2022. Therefore, the administrators make no statement or representation in respect of the materials shared or discussed in advance of or during SITC 2022.

About MRx0518

MRx0518 is single strain Live Biotherapeutic product in development for the treatment of cancer. It is delivered as an oral capsule and stimulates the body’s immune system, directing it to produce cytokines and immune cells that are known to attack tumors. It is currently being evaluated in three clinical trials in cancer patients. MRx0518-I-001 is a neoadjuvant monotherapy study in a variety of solid tumors and is being conducted at Imperial College (London, UK). MRx0518-I-002 is in combination with KEYTRUDA (pembrolizumab) in patients who have previously progressed on anti PD-1 therapies. The Coordinating Investigator of the study is at The University of Texas MD Anderson Cancer Center, Houston, USA, with multiple additional sites in the US. The study is being conducted in collaboration with MSD, the tradename of Merck & Co., Inc., Kenilworth, NJ, USA. MRx0518-I-003 is in combination with preoperative radiotherapy in resectable pancreatic cancer. A fourth clinical trial is planned, in collaboration with Merck KGaA and Pfizer Inc., of BAVENCIO (avelumab) in combination with MRx0518 as a first-line maintenance therapy for patients with locally advanced or metastatic urothelial carcinoma that has not progressed with first-line platinum-containing chemotherapy.

About 4D pharma

4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D pharma’s Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. The Company has five clinical programs, namely a Phase I/II study of MRx0518 in combination with KEYTRUDA (pembrolizumab) in solid tumors, a Phase I study of MRx0518 in a neoadjuvant setting for patients with solid tumors, a Phase I study of MRx0518 in patients with pancreatic cancer, a Phase I/II study of MRx-4DP0004 in asthma, and Blautix® in Irritable Bowel Syndrome (IBS) which has completed a successful Phase II trial. Preclinical-stage programs include candidates for CNS disease such as Parkinson’s disease and other neurodegenerative conditions. The Company has a research collaboration with MSD, a tradename of Merck & Co., Inc., Kenilworth, NJ, USA, to discover and develop Live Biotherapeutics for vaccines.

For more information, refer to https://www.4dpharmaplc.com

Contact Information:

4D pharma

4dpharma@interpathadvisory.com

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